UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-26405

First Union Student Loan Trust 1997-1

(Exact name of registrant as specified in its charter)

Wachovia Bank, National Association 301 S College St Charlotte, NC 28288 #(704) 715-3097

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

First Union Student Loan Trust 1997-1 Floating Rate Class A-2 Asset Backed Notes
First Union Student Loan Trust 1997-1 Floating Rate Asset Backed Certificates

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934 First Union Student Loan Trust 1997-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2005	By: /s/ John M Gordon Name: John Gordon Title: Vice President